October 23, 2009

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sasha Singh Parikh, Staff Accountant

Re:	China Shenghuo Pharmaceutical Holdings, Inc.
Item 4.01 Form 8-K
Filed August 26, 2009
File No. 001-33537

Ladies and Gentlemen:

          This letter responds to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that were contained in the Staff’s letter dated September 4, 2009 relating to the above-captioned Item 4.01 Form 8-K (the “8-K”) filing of China Shenghuo Pharmaceutical Holdings, Inc. (the “Company” or “we”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Please be advised that simultaneously with the delivery of this letter, we have filed Amendment No. 1 to the Company’s 8-K.

Item 4.01 8-K

1.	Please revise to state whether your former auditor resigned, declined to stand for re-election, or was dismissed and the date of dismissal, declination to stand for re-election or resignation.

          The Company has supplemented its disclosure as per the Staff’s comment by including the requested disclosure in an amendment to the Form 8-K under the first paragraph of Item 4.01.

2.

Please revise the fourth and sixth paragraphs of your filing to specify the subsequent interim period as the “interim period through August 26, 2009.” Your current disclosure does not specify a period.

          The Company has revised its disclosure as per the Staff’s comment in an amendment to the Form 8-K under paragraphs four and six of Item 4.01.

3.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

           In accordance with the Staff’s comment, we have obtained an updated letter from Hansen, Barnett, & Maxwell, P.C., our former auditor, and included it in the amended Form 8-K filing, as Exhibit 16.

Acknowledgments of the Company

As requested by the Staff, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

          If you have any questions, please do not hesitate to contact the undersigned at +(86) 871-7282698 or Selig D. Sacks of Pryor Cashman LLP, outside counsel to the Company, at (212) 326-0879.

Truly yours,

/s/ Guihua Lan
Guihua Lan
Chairman and the CEO
China Shenghuo Pharmaceutical Holdings, Inc.

cc:	Selig D. Sacks (Pryor Cashman LLP)
Robert K. Bowen (Hansen, Barnett & Maxwell, P.C. ,the former auditor of the company)